NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR08-05 June 16, 2008

Rubicon Intersects Additional Gold Mineralization in F2 Zone Drilling
 Red Lake, Ontario
-121.7 g/t gold over one metre (3.5 oz/ton over 3.3 feet) and 25.7 g/t gold over 1.6 metres (0.75 oz/ton over 5.2 feet)-
-broad zones include 6.9g/t over 7.0 metres-
-scoping for underground exploration accelerated-

Rubicon Minerals Corp (RMX.TSX:RBY.AMEX) is pleased to report further drill results from its new F2 Zone gold discovery at the 100% controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario.

Previous drilling (see news releases dated May 5, 2008), has identified a significant zone of mineralization (the F2 Zone) which includes high-grade intercepts (e.g., 24.4 g/t gold over 17.0 metres including 36.5 g/t gold over 8.0 metres, 42.4 g/t gold over 11.0 metres, 28.7 g/t gold over 15.5 metres) and extensive gold-bearing sulphide zones (e.g., 6.0 g/t gold over 17.0 metres and 8.3 g/t gold over 30.0 metres). Subsequent drilling has been focused on testing for extensions of both styles of mineralization beyond the core F2 area.

Ongoing drilling has successfully extended the mineralized envelope to 300 metres vertical by 120 metres strike length and is interpreted by Rubicon to suggest that considerable potential exists to delineate new gold zones. Significant new intercepts include 121.7 g/t gold over 1.0 metre (3.5 oz/ton over 3.3 feet), 25.7g/t over 1.6 metres (0.75 oz/ton over 5.2 feet) and thicker intercepts of sulphide-rich mineralization including 6.9 g/t gold over 7.0 metres (0.20 oz/ton gold over 30.0 feet), (See Table 1 for summary of results and Figure 1 for a long section showing intercepts and projected TITAN 24 geophysical anomalies).

Step out drilling demonstrates that the gold mineralizing environment is present beyond the high grade core of the F2 zone. Importantly, mineralization observed at the F2 Zone appears to be detected by TITAN 24 geophysical surveys. These surveys suggest that a well developed and continuous anomaly extends over 5,000 feet horizontally and up to 2,500 feet vertically (to the depth limit of the system) beyond the current area of drilling. This large anomaly is a high priority area for further drilling including ongoing barge-mounted drilling.

“We believe that the nature of gold systems at Red Lake and in the Canadian shield in general, suggest that drilling from underground will be the most effective and quickest way to advance exploration.  The presence of our existing shaft, close to the F2 Zone, provides us with a significant advantage and opportunity to fast track exploration. By using TITAN 24, we are applying a new technology that appears to detect known existing gold zones including the F2 area itself. Our goal, through a combination of innovation and underground drilling, is to unlock the depth potential of the Phoenix project.” stated David Adamson, President and CEO.

Underground exploration program outline

Underground access to the F2 Zone would be via the existing 142 metre-deep shaft that is located approximately 450 metres (horizontal distance) from the F2 zone. A two-phase program is being evaluated. Phase One would involve initial dewatering (estimated to take 30-40 days once commenced) and re-commissioning of the shaft. A go-ahead decision on this is expected before the end of July, 2008 and work would commence once the required permits are in place. Phase Two would be an underground exploration program, involving lateral drifting (excavation), drilling and a possible bulk sample of the F2 zone mineralization. This second phase is in the scoping stage and guidance on this matter will be provided when additional details are known. The Company will advise and consult with regional stakeholders to communicate its exploration plans during the permitting process. It should be noted that the purpose of conducting an underground exploration program is to more effectively drill test the F2 Zone and that, at this time, no economically mineable body of ore or resource has been defined.

Additional TITAN 24 anomalies detected

Following the discovery of the F2 Zone, TITAN 24 geophysical surveys were completed over the entire four kilometre-long Phoenix project at a nominal spacing of 100 metres. Results to date suggest that existing, near surface gold-bearing zones on the property are detected by the survey including the F2 Zone itself (see Figure 2). In addition, TITAN 24 has detected numerous new targets at depths ranging from 150 metres to 950 metres below surface that are open at depth, thus considerably expanding exploration potential on the project.

Rubicon Minerals Corporation is a well funded exploration company focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 500,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital, former Chairman and CEO of Goldcorp, owns 31% of the company.

About TITAN 24

Quantec’s TITAN 24 system is an array based deep earth imaging system that measures the parameters of resistivity (DC), chargeability (IP) and magnetotelluric resistivity (MT). TITAN 24 measures to depths of 750 meters with IP and can explore beyond 1.5 kilometers with MT data. The system is used to obtain subsurface information associated with geologic structure and direct detection of mineral deposits.

TABLE 1

Hole ID	Vertical depth metres	Gold g/t	Metres	Gold oz/ton	Feet
F2-11	234	2.9	10.0	0.08	33.0
Incl.	238	7.3	1.1	0.21	3.6
	376	3.0	12.1	0.09	39.7
	390	25.7	1.6	0.75	5.3
	301	8.2	1.5	0.24	4.9
F2-12	193	4.3	4.0	0.13	13.1
F2-13	226	4.7	5.0	0.14	16.4
F2-14	384	6.9	7.0	0.20	23.0
Incl.	382	15.2	2.0	0.44	6.6
	394	26.4	0.9	0.77	2.8
F2-14-W1	451	5.7	4.0	0.17	12.8
	469	2.5	7.0	0.07	23.0
F2-17	297	62.0	1.0	1.81	3.3
Incl.	297	117.7	0.5	3.4	1.6
	326	8.6	2.0	0.25	6.6
	456	3.1	6.8	0.09	22.3
Step Out Drilling
F2-15*	388	9.3	0.5	0.27	1.6
F2-16	428	3.0	16.1	0.09	52.8
Incl.	429	8.2	1.0	0.24	3.3
	380	17.2	1.0	0.50	3.3
	419	3.7	3.2	0.11	10.5
F2-17-W1*	318	7.9	1	0.23	3.3
F2-17-W3*	302	70.4	0.5	2.05	1.64
F2-18	Assay Pending
F2-19	377	121.7	1.0	3.5	3.3
F2-20	Assays Pending
Note:  * denotes drill holes/wedges failed to reach target and were either terminated or abandoned

RUBICON MINERALS CORPORATION

“David W. Adamson”
President & CEO

Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.  Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. . Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.